

January 18, 2013

Via E-mail
Mr. Daniel J. Rinkenberger
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610-2831

Re: Kaiser Aluminum Corporation
Form 10-K
Filed February 29, 2012
File No. 0-52105

Dear Mr. Rinkenberger:

We have reviewed your response dated January 9, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 25

Results of Operations, page 28

1. We have read your response to comment 1 in our letter dated December 27, 2012. Please confirm to us that wherever you use value added revenue, you will also present both the most comparable GAAP measure and a reconciliation thereto on the same basis for which you actually present value added revenue. In other words, please confirm to us that the reconciliation you intend to provide in future filings will be by product/end market category, as is currently shown on, for example, page 3. Refer by analogy to Question 102.07 of the Non-GAAP C&DI available at www.sec.gov.

15. Segment and Geographical Area Information, page 102

> 2. You identify that each of your twelve North American production facilities is an operating segment. We note some of these facilities produce different types of products and employ varying manufacturing processes. Please tell us how you concluded it was appropriate to aggregate. As part of your aggregation analysis, please provide us with an analysis that includes sales, gross margin, and operating profit information for each of your identified operating segments for the last five years, as well as the nine-month period ended September 30, 2012, along with any other information you believe would be useful to help us understand how the operations are all economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Item 9A. Controls and Procedures, page 113

> 3. We have read your response to comment 5 in our letter dated December 27, 2012. Please tell us when you anticipate filing such Form 10-K/A. We remind you that when you file your amended Form 10-K you should provide an explanatory paragraph at the beginning of the document explaining why you are amending the document, and include all updated certifications that refer to the amended filing.

Form 10-Q for the period ended September 30, 2012

18. Condensed Guarantor and Non-Guarantor Financial Information

> 4. We have read your response to comment 7 in our letter dated December 27, 2012. You have told us that the $15.3 million and $22 million of net cash provided by operating activities at the Parent level during the nine months ended September 30, 2011 and the year ended December 31, 2011, respectively, were "primarily determined by the net equity earnings of its subsidiaries reduced by debt interest expense, adjusted for non-cash items related to debt issuance costs and net change in the intercompany balance." In order to make the cash flow statement more reflective of actual activity, please revise future filings, beginning with your December 31, 2012 Form 10-K, to classify the equity in earnings of subsidiaries as a non-cash adjustment to reconcile net income to net cash provided by operating activities, since such equity earnings is also a non-cash item.

> 5. You have also responded that you treat changes in intercompany balances as "Net cash provided by operating activity". Please tell us your basis for such classification, as it appears principal amounts for intercompany items are to be treated as a financing activity. Refer to ASC 830-230-55-2.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief